April 17, 2024	Martin T. Schrier
Direct Phone 305-704-5954
VIA EDGAR	Direct Fax 786-220-0209
mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Erin Jaskot

Re:	Healthy Choice Wellness Corp.
Amendment No. 2 to Registration Statement on Form S-1 Filed
February 13, 2023
File No. 333-275209

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated March 11, 2024 regarding the Company’s Amendment No. 2 to registration statement on Form S-1 submitted to the Commission on February 13, 2024 (the “Registration Statement”).

This letter is being filed with the Commission prior to Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

The Staff’s comments are repeated below and are followed by the Company’s response in bold.

An active, liquid, and orderly market..., page 20

1.	Please revise this risk factor to discuss the initial public offering,

RESPONSE: The Company acknowledges the Staff’s comment and this risk factor will be revised to discuss the initial public offering.

LEGAL\69107008\3200 South Biscayne Boulevard 30th Floor, Miami, FL 33131 305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

United States Securities and Exchange Commission April 17, 2024 Page 2

The conversion of our Series A Convertible Preferred...

The automatic conversion of our Class B, page 20

2.	Please revise each of these risk factors to quantify the potential dilution that could occur to public shareholders following the conversion of the Series A Convertible Preferred and the Class B common stock. Please include enough information so that potential investors can fully appreciate the impact of the dilutive events.

RESPONSE: The Company acknowledges the Staff’s comment. These risk factors will be revised to quantify the dilution to HCWC stockholders following the conversion of the Series A Convertible Preferred Stock (the “Series A Shares”), exercise of certain common stock purchase warrants (the “Bridge Warrants”) and the conversion of the Class B common stock. Assuming a $10 conversion price, 1,325,000 shares of Class A common stock will be issuable upon conversion of the Series A Shares. Based on the $0.01 exercise price, 188,889 shares of Class A common stock will be issuable upon full exercise of the Bridge Warrants. Upon automatic conversion of the Class B common stock, 7,520,000 shares of Class A common stock will be issued.

Financing, page 32

3.	The conversion price for the Series A Preferred Stock does not appear consistent with the conversion price in the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock filed as an exhibit to the registration statement. Please advise and revise as necessary.

RESPONSE: The Company acknowledges the Staff’s comment and we will revise the disclosure to clarify the conversion price. The initial conversion price (the “Conversion Price”) for the Series A Shares will be the 5-day volume weighted average price (“VWAP”) measured using the 5 trading days preceding the purchase of the Series A Shares. On the 40th calendar day (the “Reset Date”) after the sale of the Series A Shares, the Conversion Price will be reset in the event the closing price of the Class A common stock on such date is less than the initial conversion price. The reset Conversion Price is equal to the lower of (i) 90% of the average of the VWAP determined on the Reset Date and (ii) if the registration statement (registering the shares issuable upon conversion of the Series A Shares) is declared effective by the SEC after the Reset Date, 90% of the average of the VWAP during 3 trading days immediately following the date such registration statement is declared effective by the Commission; provided, however, in no instance will the Reset Price be less than 30% of the Conversion Price.

4.	You disclose that the holders of HCMC Series E Preferred Stock are contractually required to purchase the HCWC Series A Preferred Stock in the same dollar amounts as they invested in the HCMC Series E Preferred Stock regardless of whether or not such HCMC Series E Preferred Stock has been converted into HCMC common stock. Please confirm that the holders of Series E Preferred stock who have redeemed their shares continue to be contractually required to purchase the HCWC Series A Preferred Stock. According to the Form 8-K/A filed by HCMC on February 23, 2024, 12,026 shares of Series E preferred have been redeemed for total redemption payments of $12,004,000.

RESPONSE: The Company acknowledges the Staff’s comment. The purchasers of the HCMC Series E Preferred Stock will continue to have the same original commitment to purchase $13.25 million of Series A Shares regardless of whether or not their HCMC Series E Stock has been redeemed.

United States Securities and Exchange Commission April 17, 2024 Page 3

Listing of the Class A common stock, page 33

5.	Given that your application for listing on the NYSE American exchange is pending, and that the application relates to your initial public offering instead of the spin-off, please remove the disclosure implying that you currently meet the NYSE American listing standards, including the market capitalization, public float, and minimum share price requirements.

RESPONSE: The Company acknowledges the Staff’s comment and this disclosure regarding satisfaction of the NYSE American Exchange listing standards will be removed.

Executive Compensation, page 47

6.	We note that in response to prior comment two you have added a summary compensation table indicating that the named executive officers did not receive any compensation in the past two fiscal years. Our prior comment asked you to consider the guidance contained in Regulation S-K Compliance and Disclosure Interpretation 217.01, which notes that in certain circumstances disclosure of the compensation to the named executive officers paid by the parent company should be disclosed. Please revise your disclosure to provide historical compensation disclosure or, in the alternative, please tell us why you do not believe you are required to do so. Please also include the rest of the disclosure required by Item 402 of Regulation S-K, as applicable to the company.

RESPONSE: The Company acknowledges the Staff’s comment. We will include the summary compensation information for the current executives at HCMC. We will also include narrative information on the allocation of salaries of HCMC’s named executive officers between HCMC and HCWC.

General

7.	Please revise throughout to ensure consistency and accuracy in your disclosure. As one example, we note on page 62 that you say that no trading in Class A common stock will occur on a “when-issued” basis, while you continue to reference “when-issued” trading on pages 7, 19 and 62. Similarly, the risk factor on page 19 says that you will negotiate agreements with HCMC related to the separation, when such agreements have already been negotiated and entered into. These are just examples.

RESPONSE: The Company acknowledges the Staff’s comment and the disclosure in Amendment No. 3 will be revised throughout for consistency.

United States Securities and Exchange Commission April 17, 2024 Page 4

8.	We note that in response to our prior comment four you have revised throughout to say that the consummation of the distribution is conditioned on the Class A common stock being approved for listing on the NYSE American exchange. However, it is our understanding that you are not seeking listing approval in connection with the spin-off, but instead in connection with your contemplated public offering. Please revise throughout to indicate that the condition that you receive listing approval depends on the successful completion of your public offering. Explain that the offering will be conducted simultaneously with the spin-off and disclose the mechanics and interaction between the offering and spin-off. Please also describe the risk that you will not receive approval for listing in connection with your public offering. For example, disclose, if accurate, that the offering may not meet listing standards or may not price at a value that will support listing. Disclose what will occur if the distribution is in process and you are unable to complete the offering and/or the NYSE American exchange does not approve your listing application in connection with the offering, including how you will unwind the distribution, if necessary, and any impact to HCMC holders. Please also confirm, and disclose throughout as appropriate, that the spin-off will not occur if you do not complete the offering.

RESPONSE: The Company acknowledges the Staff’s comment and will revise throughout Amendment No. 3 to indicate that HCWC’s receipt of listing approval is conditioned on the successful completion of our public offering. We will provide additional disclosure that (1) outlines the mechanics of the Spin-Off and (2) explains the distribution of Class A common stock of HCWC in the Spin-Off will not proceed until listing of the those shares on the NYSE American exchange or another national securities exchange is approved. In the event such approval is not received, the Spin-Off will not proceed.

We will provide disclosure with respect to the sequencing of the Spin-Off and the offering stating that

●	the Spin-Off “distribution” will become effective and the offering will be priced on the same day.

●	On the trading day following pricing, (1) the Class A common stock will commence trading on NYSE American exchange and settlement will occur T plus 2, (2) the record holders will be issued the HCWC common stock from the Spin-Off (the “Spin-Off Shares”) and (3) the HCWC transfer agent will also release the Spin-Off Shares to the Depository Trust Company (DTC) for further distribution to the participants and the beneficial holders.

If the Class A common stock does not commence trading or the NYSE American exchange suspends the listing, the Spin-Off Shares will not be issued and the HCWC transfer agent will not release the shares to DTC.

9.	Please have the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors sign the registration statement. See Instruction 1 to Signatures on Form S-1.

RESPONSE: The Company acknowledges the Staff’s comment and the necessary officers and directors will sign Amendment No. 3.

United States Securities and Exchange Commission April 17, 2024 Page 5

10.	Please address any comments issued in our comment letter dated March 11, 2024 for the Form S-1 (File No. 333-274435) to the extent applicable to this registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and has addressed the comments in Amendment No. 3.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc:	John Ollet